RECEIVED

2007 JUN 28 A 8:27

FICE OF INTERNATIONAL CORPORATE FINANCE

25 June 2007

By Courier

07024786

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 5, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

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O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 25Jun07.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	25-Jun-2007 17:15:16
Announcement No.	00067

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 5, 2007
Description	Attached is the operating performance for the 4 weeks (Period 5) from 5 May 2007 to 1 June 2007.
Attachments:	NOL_Operating_Performance_for_P5_2007.pdf Total size = **32K** (2048K size limit recommended)

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Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

25 June 2007

NOL's liner operating performance metrics for the 4 weeks (Period 5) from 5 May 2007 to 1 June 2007 are as follows:

	YTD 2007	YTD 2006	% Change	Period 5, 2007	Period 5, 2006	% Change
Liner						
a) Volume (FEU)	937,800	847,200	11	178,300	160,300	11
b) Average Revenue Per FEU (US$/FEU)	2,566	2,660	(4)	2,618	2,556	2

For the four weeks of P5, 2007, liner volumes increased 11% YoY due to continued strong demand growth. Average revenue per FEU in P5 showed an increase of 2% over the corresponding period last year as the effects of Transpacific contracting begin to show.

Period 5 (P5) YTD liner volumes also increased 11% over the corresponding period last year, while YTD average revenue per FEU (Forty-foot Equivalent Unit) reflected a 4% decline over the same period last year.

Note : Period 1 and Period 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

END

APL Average Revenue per FEU (updated as at Period 5, 2007)


APL Average Revenue per FEU (2005-2007)
Period 5, 2007
Y-o-Y : +2%
US$/FEU
3,000
2,800
2,600
2,400
2,200
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
Period